

November 30, 2010

Mr. Hans Ephraimson
Chief Executive Officer
DB Commodity Services LLC
60 Wall Street
New York, New York 10005

> **Re:** **PowerShares DB G10 Currency Harvest Fund**
> **Registration Statement on Form S-3**
> **Filed November 18, 2010**
> **File No. 333-170689**

Dear Mr. Ephraimson:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We have reviewed your response letter submitted on November 19, 2010 in response to our comment letter dated November 17, 2010 to post-effective amendment no. 4 to Form S-1 on Form S-3 filed November 9, 2010. Please include a risk factor discussing possible rescission risks associated with the shares sold subsequent to the expiration pursuant to Rule 415(a)(5) of the registration statement on Form S-1 originally filed on March 16, 2006 (file no. 333-132484). Alternatively, please provide us with an analysis as to why such risk is not material to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3233 if you have questions regarding this comment or with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Michael J. Schmidtberger, Esq.
       James C. Munsell, Esq.
       Sidley Austin LLP